Senti Biosciences, Inc.
2 Corporate Drive, First Floor
South San Francisco, California 94080

March 27, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Senti Biosciences, Inc. Registration Statement on Form S-3 File No. 333-285985 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Senti Biosciences, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-285985) (the “Registration Statement”), so that it may become effective at 9:00 am Eastern time on March 31, 2025, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Maggie Wong, Esq. of Goodwin Procter LLP at (415) 733-6071.

Very truly yours,
SENTI BIOSCIENCES, INC.

	By:	/s/ Timothy Lu
Name: Timothy Lu
Title: President & Chief Executive Officer

Cc: Maggie Wong, Goodwin Procter LLP
Jesse Fishman, Goodwin Procter LLP